NEWS RELEASE

EMX Royalty Announces First Quarter 2023 Results

Vancouver, British Columbia, May 15, 2023 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to report results for the quarter ended March 31, 2023 ("Q1-2023"). The Company's filings for the quarter are available on SEDAR at www.sedar.com, on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on EMX's website at www.EMXroyalty.com. Financial results were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. All dollar amounts in this news release are in USD unless otherwise noted.

HIGHLIGHTS

Financial Updates for the Three Months Ended March 31, 2023

  Revenue and other income for the three months ended March 31, 2023 was $2,742,000 (Q1-2022 - $1,749,000). Adjusted revenue and other income1 of $4,968,000 (Q1-2022 - $3,209,000) included $2,226,000 (Q1-2022 - $1,460,000) in income for the Company's share of royalty revenue from the Caserones Mine (effective) royalty interest in Chile.
  Net loss for the three months ended March 31, 2023 was $3,726,000 (Q1-2022 - income of $18,592,000). The prior year comparative quarter included a net settlement paid by Barrick Gold Corporation of $18,825,000.
  Cash used in operating activities for the three months ended March 31, 2023 was $2,832,000 (Q1-2022 - cash provided by operating activities of $16,270,000). Adjusted cash1 used in operating activities for the three months ended March 31, 2023 was $1,935,000 (Q1-2022 - adjusted cash provided by operating activities of $17,172,000).
  As at March 31, 2023, EMX had cash and cash equivalents of $9,089,000 (December 31, 2022 - $15,508,000), $3,517,000 in cash held in trust to acquire an additional 2.263% ownership in SLM California SpA, investments, long-term investments and loans receivable valued at $15,116,000 (December 31, 2022 - $14,561,000) and loans payable of $40,949,000 (December 31, 2022 - $40,489,000).

Corporate Updates

Timok Dispute Update

On January 27, 2022 the Company announced that it had suspended the filing of a Notice of Arbitration to Zijin Mining Group Ltd ("Zijin") regarding its royalty agreement covering the Timok project in Serbia, which includes the producing Cukaru Peki copper and gold mine. This suspension followed EMX's previous announcement of its intention to file the Notice of Arbitration to formally dispute the royalty rate as defined under the Royalty Agreement (see EMX news release dated December 17, 2021). Discussions with Zijin have since proved amicable and productive and continued through Q1 2023. Both companies are expecting to execute a modified royalty agreement in 2023.

1 Adjusted revenue and other income and adjusted cash provided by (used in) operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section on page 23 of the Q1 2023 MD&A for more information on each non-IFRS financial measure.

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Acquisition of Additional Royalty Interest on Caserones

Subsequent to March 31, 2023, EMX acquired an additional 2.263% ownership in the underlying Caserones royalty holder, Sociedad Legal Minera California Una de la Sierra Peña Negra ("SLM"), for cash consideration of $3,517,000 pursuant to agreements with existing shareholders of SLM. The acquisition provides EMX with a further 0.044% (effective) net smelter royalty ("NSR") interest in the Caserones property, increasing the Company's NSR royalty interest to 0.7775%.

Royalty and Royalty Generation Updates

During Q1 2023, the Company's royalty generation business was active in North America, South America, Europe, Turkey, Australia and Morocco. The Company spent $5,730,000 (Q1-2022 - $4,262,000) on royalty generation costs and recovered $2,884,000 (Q1-2022 - $2,128,000) from partners. Royalty generation costs include exploration related activities, technical services, project marketing, land and legal costs, as well as third party due diligence for acquisitions. During Q1 2023, the Company also completed four partnerships across the portfolio while continuing to replace partnered properties with new royalty generation projects.

Producing Royalties	6
Advanced Royalties	11
Exploration Royalties	153
Royalty Generation Properties	98

Figure 1. EMX's royalty and mineral property portfolio.

Highlights from Q1 2023 include the following:

  In the US, the Company's royalty portfolio advanced with more than 10 partner-funded work programs, including 2 drill projects, and the expansion of several properties through the staking of new claims.  The Company continued to advance projects retained by South32 Limited , including the ongoing drill program at the Copper Springs project in Arizona's Globe-Miami district.
  EMX executed definitive agreements to sell the Company's a) portfolio of 14 early stage precious and base metal projects in Idaho (i.e., ranging from grassroot to historical resource properties) and b) wholly-owned core drilling subsidiary, Scout Drilling LLC, to Scout Discoveries Corp. (see EMX news release dated March 8, 2023). The terms of the definitive agreements provide EMX with an equity interest, retained 3.25% NSR royalty interests, AAR payments, and certain milestone payments as the portfolio is advanced. The portfolio represents the largest unpatented claim holdings in Idaho.

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  In Canada, EMX programs advanced available properties in the portfolio as partners conducted multiple field programs, including drill programs on EMX royalty properties. EMX received C$16,000 in cash payments and C$Nil in share equity payments during the quarter.
  EMX's Latin American royalty portfolio advanced with work programs that included drilling at the Diablillos project's JAC Zone silver-gold discovery by AbraSilver Resource Corp., the commencement of a drill program at Pampa Metals Corporation's Block 4 Buenavista target, as well as updated resource estimates at Aftermath Silver Ltd.'s Berenguela polymetallic CRD project and GR Silver Mining Ltd's San Marcial epithermal silver project.
  Lundin Mining Corporation ("Lundin") (TSX: LUN; Nasdaq Stockholm: LUMI) entered into a binding purchase agreement with JX Nippon to acquire fifty-one percent (51%) of the issued and outstanding equity of MLCC, the Caserones mine operator (see Lundin news release dated March 27, 2023). Lundin will also have the right to acquire up to an additional 19% interest in Caserones.
  In Northern Europe the Company continued to develop its portfolio of projects, acquiring new gold and battery metals (nickel, copper and cobalt) royalty generation projects totaling 15,456 hectares, and partnered four available properties. Partner funded drill programs were completed by Capella Minerals Ltd (TSX-V:CMIL) at EMX's Kjoli royalty property in Norway and by Kendirck Resources PLC (LSE:KEN) at EMX's Espedalen royalty property in Norway. Results from those programs are pending. Drilling also commenced at the Mo-I-Rana royalty property in Norway at the end of Q1 (operated by Mahvie Minerals AB, a private Swedish corporation).
  Royalty generation programs proceeded in the Balkans and in Morocco, where multiple exploration license applications have been filed by the Company. New target areas are being assessed for further acquisitions.

Investment Updates

As at March 31, 2023, the Company had marketable securities of $9,421,000 (December 31, 2022 - $9,966,000), and $4,678,000 (December 31, 2022 - $4,591,000) in private investments. The Company will continue to generate cash flow by selling certain of its investments when appropriate. During the three months ended March 31, 2023 EMX generated $776,000 (Q1-2022 - $662,000) from the sale of investments. Much of the investment portfolio was derived from strategic investments including Premium Nickel Resources Ltd., and royalty deals completed as part of our organic royalty generation business.

OUTLOOK

The 2023 year will continue to see revenue and other income coming from our cash flowing royalties, including Leeville in Nevada, Gediktepe in Turkey, potentially Timok in Serbia (pending conclusion of discussions with Zijin), and our effective royalty interest on Caserones in Chile. As in previous years, production royalties will continue to be complemented by option, advance royalty, and other pre-production payments from partnered projects across the global asset portfolio. As a royalty holder, the Company has limited, if any, access to information on properties for which it holds royalties. Additionally, the Company may receive information from the owners and operators of the properties, which the Company is not permitted to disclose to the public pursuant to the underlying agreement or the information is not NI 43-101 compliant. Accordingly, the Company has not, and does not anticipate that it will have the ability to, provide guidance or outlook as to future production.

The Company will continue to strengthen its balance sheet over the course of the year by looking to retire portions of our long-term debt, continuing to evaluate equity markets, and the ongoing monetization of the Company's marketable securities.

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EMX is well positioned to identify and pursue new royalty and investment opportunities, while further filling a pipeline of royalty generation properties that provide opportunities for additional cash flow, as well as exploration, development, and production success.

Qualified Person. Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on North America and Latin America. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on Europe, Turkey, and Australia.

About EMX.  EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX", and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the
TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the year ended December 31, 2022 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2022, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com